                                                     FILED PURSUANT TO 424(b)(3)
                                                         REGISTRATION #333-85666

                   SUPPLEMENT NO. 16, DATED DECEMBER 23, 2002
                      TO THE PROSPECTUS DATED JUNE 7, 2002
                    OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 16 to you in order to supplement our prospectus. This supplement, dated December 23, 2002 to our prospectus dated June 7, 2002, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 16 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 15 dated December 19, 2002 and Supplement No. 14 dated December 6, 2002 (Supplement No. 14 superseded certain information contained in our prospectus and prior supplements dated between June 18, 2002 and November 27,
2002), and must be read in conjunction with our prospectus.



                            REAL PROPERTY INVESTMENTS

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since December 19, 2002, the date of our last supplement. We purchased these properties from unaffiliated third parties. We purchased these properties with our own funds. However, we expect to place financing on the properties at a later date.

                                                              APPROX.                       PHYSICAL
                                                            ACQUISITION       GROSS        OCCUPANCY
                                                               COSTS,       LEASABLE        AS OF
                                                 DATE       INCLUDING         AREA         12/23/02     NO. OF
          PROPERTY         TYPE   YEAR BUILT   ACQUIRED     EXPENSES ($) *   (SQ. FT.)       (%)        TENANTS    MAJOR TENANTS
------------------------------------------------------------------------------------------------------------------------------------
Chatham Crossing            NC       2002      12/23/02        3,973,000     32,000         100           12       Dollar Tree
  Hwy 64 and US Hwy 421                                                                                            Shoe Show
  Siler City, NC                                                                                                   New China
                                                                                                                     Restaurant

Eckerd Drug Store           D       To be        Land          1,125,000     13,813         --            1        Eckerd Drug Store
  Hwy 11 and Beltline Road          built      acquired
  Gaffney, SC                                  12/23/02

Rainbow Foods               SU       1994      12/23/02        5,100,000     70,576         100           1        Rainbow Foods
  3265 Broadway
  Garland, TX

Gateway Phase II            NC       2002      12/20/02        6,410,000     62,408         96            8        Goody's Family
  2701 Church Street                                                                                                 Clothing
  Conway, SC                                                                                                       Office Depot
                                                                                                                   Dollar Tree

Plant City Crossing         NC       2001      12/20/02       10,750,000     85,252         94            21       Publix
  I-4 on Route 566
  Plant City, FL


* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

 NC      Neighborhood and Community Retail Shopping Center

 SU      Single User Retail Property

 D       Development Project



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



POTENTIAL PROPERTY ACQUISITIONS

We are currently considering acquiring the following properties. Our decision to acquire each property will generally depend upon

         - no material adverse change occurring in the property, the tenants or the local economic conditions;
         - our receipt of sufficient net proceeds from this offering to make these acquisitions or sufficient availability of credit; and
         - our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the properties are well located, have acceptable roadway access, attract high-quality tenants, are well maintained and have been professionally managed. The properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire these properties.

We anticipate purchasing the following properties from unaffiliated third parties. We intend to purchase these properties with our own funds unless noted otherwise. However, we expect to place financing on the properties at a later date.

                                                                                       PHYSICAL
                                                         APPROXIMATE        GROSS      OCCUPANCY
                                                      ACQUISITION COSTS   LEASABLE       AS OF
                                             YEAR         INCLUDING          AREA      12/23/02     NO. OF
         PROPERTY               TYPE        BUILT       EXPENSES ($) *    (SQ. FT.)       (%)       TENANTS   MAJOR TENANTS
--------------------------------------------------------------------------------------------------------------------------------
Commonwealth Center II           NC          2002           22,275,000     165,382      93          25        Barnes & Noble
  Route 288 and Hull St                                                                                       Steinmart
  Richmond, VA                                                                                                Michael's

Legacy Place                      D         To be           73,480,000     308,500      --          --        --
  PGA Boulevad                              built
  Palm Beach Gardens, FL

Shoppes at New Tampa             NC          2002           19,250,000     158,559      94          23        Publix
  1920 County Road 581                                                                                        Bealls
  New Tampa, FL

Tequesta Shoppes Plaza           NC          1986           11,477,000     109,937      89          21        Publix
  111 North Highway 1                                                                                         Bealls Outlet
  Tequesta, FL


* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC       Neighborhood and Community Retail Shopping Center

D        Development Project


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



                              PLAN OF DISTRIBUTION


The following new subsection is inserted at the end of this section on page 192 our prospectus.

UPDATE

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,011,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of December 18, 2002, we had sold 52,036,281 shares in our third offering, resulting in gross proceeds of $525,182,546. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of December 18, 2002, we had incurred $46,390,287 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $478,792,259 of net proceeds from the sale of those 52,036,281 shares. An additional 3,024,881 shares have been sold pursuant to our Distribution Reinvestment Program as of December 18, 2002, for which we have received additional net proceeds of $28,736,366. As of December 18, 2002, we had repurchased 397,543 shares through our Share Repurchase Program resulting in disbursements totaling $3,691,377. As a result, our net offering proceeds from all offerings total approximately $1,083,915,419 as of December 18, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the nine months ended September 30, 2002, we have incurred and paid property management fees of $3,233,783. For the years ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the nine months ended September 30, 2002, we had incurred $3,293,000 of such fees. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $6,166,000 are included in the purchase prices we have paid for all our properties purchased through December 23, 2002. As of December 23, 2002, we had invested approximately $789,811,000 in properties that we purchased for an aggregate purchase price of approximately $1,398,800,000, and we had invested approximately $48,500,000 in two notes receivable from developers of two shopping centers. In addition, we have funded a $53,000,000 first mortgage, secured by 19 Eckerd drug stores, which we intend to acquire in early 2003. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of December 23, 2002, we had net offering proceeds of approximately $220,000,000 available for investment in additional properties. As of December 23, 2002, we have committed to the acquisition of an additional $870,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.



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